Mail Stop 3010

May 20, 2010

Mr. David L. Messenger
Chief Financial Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

  RE: **United Dominion Realty Trust, Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed February 25, 2010
     File No. 1-10524

Dear Mr. Messenger:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief